SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Resolute Energy Corporation
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

76116A306
(CUSIP Number)
Benjamin Dell KEMC Fund IV GP, LLC c/o Kimmeridge Energy Management Company, LLC 412 West 15th Street - 11th Floor New York, NY 10011

with a copy to: Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2018
(Date of Event Which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76116A306	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON KEMC Fund IV GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,762,506 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,762,506 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,762,506 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 76116A306	SCHEDULE 13D/A	Page 3 of 6 Pages

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on June 14, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1”), as amended by No. 2 to the Original Schedule 13D (“Amendment No. 2”, and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 3, 4 and 5(a)-(c) as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated to read as follows:

The 2,762,506 shares of Common Stock beneficially owned by the Reporting Person (the “Shares”) were purchased by the Kimmeridge Funds using the working capital of the Kimmeridge Funds. The total purchase price for the Shares reported herein was approximately $80,070,176.23.

Item 4.	PURPOSE OF TRANSACTION

The third paragraph of Item 4 is hereby replaced with the following:

The Reporting Person may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, potential changes in, the Issuer's operations, management, organizational documents, the composition of the board of directors of the Issuer (the “Board”), ownership, capital or corporate structure, dividend policy, and strategy and plans of the Issuer, as well as a potential strategic review or sale process involving the Issuer or certain of the Issuer's businesses or assets, including transactions in which the Reporting Person may seek to participate and potentially engage in. The Reporting Person intends to communicate with the Issuer's management and Board about a broad range of operational and strategic matters (including the matters set forth above) and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the foregoing. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may include customary standstill provisions.

CUSIP No. 76116A306	SCHEDULE 13D/A	Page 4 of 6 Pages

The Reporting Person intends to review the Kimmeridge Funds’ investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to them, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, it may endeavor (i) to increase or decrease the Kimmeridge Funds’ position in the Issuer through, among other things, the purchase or sale of Common Stock and/or other equity, debt, derivative securities or other instruments that are convertible into Common Stock, or are based upon or relate to the value of the Common Stock or the Issuer (collectively, “Securities”) on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the Common Stock or other Securities without affecting the Reporting Person’s beneficial ownership of the shares of Common Stock or other Securities. In addition, the Reporting Person may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) is hereby amended and supplemented by the addition of the following:

(a)	As of the date of this Amendment No. 3, the Reporting Person beneficially owns shares of Common Stock in such numbers as set forth on the cover page of this Amendment No. 3. The total number of shares the Reporting Person beneficially owns represents the percentages as set forth on the cover page to this Amendment No. 3 of the Common Stock outstanding. The percentages used in this Amendment No. 3 are calculated based upon the 23,166,491 shares of Common Stock outstanding as of July 31, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on August 6, 2018.

(b)	The Reporting Person shares voting and dispositive power over 2,762,506 shares of Common Stock. The Reporting Person shares voting and dispositive power over 2,180,054 shares of Common Stock with KEEP IV, KENP IV and Kimmeridge Holdings, LLC (“Kimmeridge Holdings”). The Reporting Person shares voting and dispositive power over 582,452 shares of Common Stock with KEPF IV and Kimmeridge Madison, LLC (“Kimmeridge Madison”, and together with Kimmeridge Holdings and the Kimmeridge Funds, the “Kimmeridge Group”). The principal business address of the Kimmeridge Group is 412 West 15th Street - 11th Floor, New York, New York 10011.

(c)	Schedule I hereto sets forth all transactions with respect to the Common Stock effected by the Reporting Person since the filing of Amendment No. 2. All such transactions were effected in the open market, and per share prices include any commissions paid in connection with such transactions.

CUSIP No. 76116A306	SCHEDULE 13D/A	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 1, 2018

KEMC FUND IV GP, LLC

By:	/s/ Benjamin Dell
Name:	Benjamin Dell
Title:	Chief Executive Officer

CUSIP No. 76116A306	SCHEDULE 13D/A	Page 6 of 6 Pages

Schedule I

This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by the Reporting Person since the filing of Amendment No. 2. The price per Share is the weighted average price of each purchase (or sale) on the relevant date and the actual range of prices on each date were within one dollar. Upon request by the SEC staff, the Reporting Person will provide information regarding the number of Shares purchased or sold at each separate price.

Date	Number of Shares Purchased (Sold)	Price per Share	Price Range
10/30/2018	207,801	$25.5568	$25.1400–$26.1300
10/30/2018	150,399	$26.6816	$26.1400–$27.0000
10/31/2018	50,000	$28.6456	$28.2300–$28.8000
11/01/2018	100,000	$28.4448	$28.1650-$28.7500